

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 27, 2017

Mats Backman
Chief Financial Officer
Autoliv, Inc.
Klarabergsviadukten 70, Section B, 7th Floor
Box 70381
SE-107 24 Stockholm, Sweden

> **Re: Autoliv, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-12933**

Dear Mr. Backman:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure